Exhibit 99.4

    FOUR SEASONS HOTELS INC.

    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                             Three months ended
                                                 September 30,
    (Unaudited)                                2006        2005    Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                          56          56            -
      No. of Rooms                           14,290      14,290            -
      Occupancy(2)                             68.6%       70.1%    (1.5)pts.
      ADR(3)                                $366.88     $327.51         12.0%
      RevPAR(4)                             $251.62     $229.44          9.7%
      Gross operating margin(5)               30.4%       29.2%       1.2pts.
    United States
      No. of Properties                         20          20             -
      No. of Rooms                           6,195       6,195             -
      Occupancy(2)                            73.4%       74.1%     (0.7)pts.
      ADR(3)                               $398.26     $364.32           9.3%
      RevPAR(4)                            $292.23     $269.92           8.3%
      Gross operating margin(5)               28.5%       27.1%       1.4pts.
    Other Americas/Caribbean
      No. of Properties                         10          10             -
      No. of Rooms                           2,165       2,165             -
      Occupancy(2)                            62.0%       66.5%     (4.5)pts.
      ADR(3)                               $303.77     $273.92          10.9%
      RevPAR(4)                            $188.38     $182.23           3.4%
      Gross operating margin(5)               14.1%       17.2%     (3.1)pts.
    Europe
      No. of Properties                         10          10             -
      No. of Rooms                           1,720       1,720             -
      Occupancy(2)                            71.3%       68.9%       2.4pts.
      ADR(3)                               $642.32     $555.96          15.5%
      RevPAR(4)                            $458.03     $382.94          19.6%
      Gross operating margin(5)               38.1%       36.3%       1.8pts.
    Middle East
      No. of Properties                          5           5             -
      No. of Rooms                           1,215       1,215             -
      Occupancy(2)                            69.6%       69.0%       0.6pts.
      ADR(3)                               $249.41     $199.22          25.2%
      RevPAR(4)                            $173.65     $137.47          26.3%
      Gross operating margin(5)               49.5%       43.8%       5.7pts.
    Asia/Pacific
      No. of Properties                         11          11             -
      No. of Rooms                           2,995       2,995             -
      Occupancy(2)                            61.4%       65.4%     (4.0)pts.
      ADR(3)                               $210.24     $195.28           7.7%
      RevPAR(4)                            $129.09     $127.75           1.0%
      Gross operating margin(5)               32.4%       32.8%     (0.4)pts.
    -------------------------------------------------------------------------

    (1) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year.
        Changes from the 2005/2004 Core Hotels are the additions of Four
        Seasons Resort Scottsdale at Troon North, Four Seasons Resort
        Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
        Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
        at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
        deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.

    (2) Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
    (3) ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and 2005,
        ADR was calculated as a straight average for each region.
    (4) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
    (5) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.

    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                              Nine months ended
                                                 September 30,
    (Unaudited)                                2006        2005    Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                          56          56            -
      No. of Rooms                           14,290      14,290            -
      Occupancy(2)                             69.6%       69.0%      0.6pts.
      ADR(3)                                $368.54     $334.54         10.2%
      RevPAR(4)                             $256.63     $230.88         11.2%
      Gross operating margin(5)                32.3%       30.5%      1.8pts.
    United States
      No. of Properties                          20          20            -
      No. of Rooms                            6,195       6,195            -
      Occupancy(2)                             74.8%       74.1%      0.7pts.
      ADR(3)                                $400.44     $364.43          9.9%
      RevPAR(4)                             $299.46     $270.13         10.9%
      Gross operating margin(5)                30.5%       28.7%      1.8pts.
    Other Americas/Caribbean
      No. of Properties                          10          10            -
      No. of Rooms                            2,165       2,165            -
      Occupancy(2)                             65.6%       65.8%    (0.2)pts.
      ADR(3)                                $374.42     $333.52         12.3%
      RevPAR(4)                             $245.59     $219.32         12.0%
      Gross operating margin(5)                28.1%       27.6%      0.5pts.
    Europe
      No. of Properties                          10          10            -
      No. of Rooms                            1,720       1,720            -
      Occupancy(2)                             67.9%       63.1%      4.8pts.
      ADR(3)                                $595.27     $546.49          8.9%
      RevPAR(4)                             $403.89     $344.82         17.1%
      Gross operating margin(5)                34.3%       32.1%      2.2pts.
    Middle East
      No. of Properties                           5           5            -
      No. of Rooms                            1,215       1,215            -
      Occupancy(2)                             70.2%       68.5%      1.7pts.
      ADR(3)                                $248.59     $212.38         17.0%
      RevPAR(4)                             $174.52     $145.40         20.0%
      Gross operating margin(5)                50.4%       46.8%      3.6pts.
    Asia/Pacific
      No. of Properties                          11          11            -
      No. of Rooms                            2,995       2,995            -
      Occupancy(2)                             62.7%       64.5%    (1.8)pts.
      ADR(3)                                $206.97     $196.15          5.5%
      RevPAR(4)                             $129.80     $126.61          2.5%
      Gross operating margin(5)                33.1%       31.9%      1.2pts.
    -------------------------------------------------------------------------

    (1) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core Hotels are the additions of
        Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort
        Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
        Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
        at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
        deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.
    (2) Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
    (3) ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and 2005,
        ADR was calculated as a straight average for each region.
    (4) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over- period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
    (5) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.

    SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS(1)

                                             As at September 30,
    (Unaudited)                                2006        2005    Variance
    -------------------------------------------------------------------------
    Worldwide(2)
      No. of Properties                          70          67            3
      No. of Rooms                           17,515      17,195          320

    United States
      No. of Properties                          24          24            -
      No. of Rooms                            7,045       7,140          (95)

    Other Americas/Caribbean
      No. of Properties                          10          10            -
      No. of Rooms                            2,165       2,165            -

    Europe
      No. of Properties                          12          11            1
      No. of Rooms                            1,960       1,855          105

    Middle East
      No. of Properties                           7           6            1
      No. of Rooms                            1,740       1,445          295

    Asia/Pacific(2)
      No. of Properties                          17          16            1
      No. of Rooms                            4,605       4,590           15
    -------------------------------------------------------------------------

    (1) All room numbers in this table are approximate.
    (2) Since September 30, 2006, we commenced management of Four Seasons
        Resort Maldives at Landaa Giraavaru, which has 100 rooms. The property is not reflected in this table.

    FOUR SEASONS HOTELS INC.

    REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                    Three months ended     Nine months ended
    (Unaudited)                         September 30,         September 30,
    (In thousands of US dollars)       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Revenues under
     management(3)                 $699,157   $603,838 $2,142,183 $1,883,084
                                 --------------------------------------------
                                 --------------------------------------------

    -------------------------------------------------------------------------
    (3) Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage. Approximately 59% of the fee revenues (excluding reimbursed costs) we earned represented a percentage of the total revenues under management of all hotels and resorts.